Anglo Irish Bank Corporation Limited

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Savings +353 1 6162483
Fax: Personnel +353 1 6162488

RECEIVED
2009 AUG -3 P 10:44
CORPORATE FINANCE

ANGLO IRISH BANK

09046683

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

SUPPL

15th July 2009

Re: Anglo Irish Bank Corporation Plc File No. 82-3791
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,

Michael Kelly
Senior Manager
Group Secretary's Office

Encls

dlw 8/4

COMPANIES REGISTRATION OFFICE

DATE FILED	**DESCRIPTION OF DOCUMENT**
02/07/09	Statutory Form G2 – Ordinary Resolution
02/07/09	Statutory Form G2 – Notice of Increase in Nominal Capital
02/07/09	Statutory Form B5 – Return of Allotments
02/07/09	Statutory Form G2 – Amended Memorandum and Articles of Association
02/07/09	Statutory Form G1 – Special Resolution
08/05/09	Statutory Form G1 – Special Resolution
08/05/09	Statutory Form G1 – Amended Memorandum and Articles of Association
06/03/09	Statutory Form B1 – Annual Return
06/03/09	Statutory Form B1 – Account Details
03/03/09	Statutory Form B10 – Change in Director or Secretary
03/02/09	Statutory Form B10 – Change in Director or Secretary
03/02/09	Statutory Form B10 – Change in Director or Secretary
03/02/09	Statutory Form B10 – Change in Director or Secretary
03/02/09	Statutory Form B10 – Change in Director or Secretary
03/02/09	Statutory Form B10 – Change in Director or Secretary
03/02/09	Statutory Form B10 – Change in Director or Secretary
21/01/09	Statutory Form B10 – Change in Director or Secretary
21/01/09	Anglo Irish Bank Corporation Act 2009

21/01/09	Anglo Irish Bank Corporation Act 2009 - Certificate
06/01/09	Statutory Form C2 – Notice that Charge is registered in country where property is situated
06/01/09	Statutory Form C1 – Mortgage or Charge created by an Irish Company.
06/01/09	Statutory Form C1 – Mortgage or Charge created by an Irish Company - Certificate
17/12/08	Statutory Form B18 – Registration of Prospectus
12/12/08	Statutory Form B18 – Registration of Prospectus
20/10/08	Statutory Form B18 – Registration of Prospectus
15/10/08	Statutory Form B5 – Return of Allotments
09/09/08	Statutory Form B5 – Return of Allotments
09/09/08	Statutory Form B5 – Return of Allotments
05/09/09	Statutory Form B18 – Registration of Prospectus
14/07/08	Statutory Form B10 – Change in Director or Secretary
14/07/08	Statutory Form B10 – Change in Director or Secretary

STOCK EXCHANGE

DATE	ANNOUNCEMENT
09/07/09	Tier 1 Securities & Liability Management Exercise
29/06/09	Capital Injection
09/06/09	Notice Re: Floating Rate Notes (ISIN XS0194937503)
290/5/09	Statement by Minister
29/05/09	Interim Report 31.03.09
29/05/09	Interim Results
27/04/09	Buyback and Cancellation of Listing
27/04/09	Election of Home Member State
20/02/09	Annual Report
19/01/09	Directorate Change
16/01/09	Suspension of Listing
16/01/09	EGM Statement
14/01/09	Holding(s) in Company
13/01/09	Holding(s) in Company
09/01/09	Director/PDMR Shareholding
07/01/09	Directorate Change
06/01/09	Notice of AGM
05/01/09	Total Voting Rights
23/12/08	Notice of EGM
23/12/08	Director/PDMR Shareholding

22/12/08	Directorate Declaration
22/12/08	Capital Investment
19/12/08	Disposal
19/12/08	Holding(s) in Company
19/12/08	Directorate Change
19/12/08	Directorate Change
16/12/08	Director/PDMR Shareholding
16/12/08	Director Declaration
16/12/08	Holding(s) in Company
08/12/08	Holding(s) in Company
08/12/08	Holding(s) in Company
03/12/08	Final Results
01/12/08	Total Voting Rights
26/11/08	Notice of Results
03/11/08	Total Voting Rights
27/10/08	Anglo Specified under Guarantee Scheme
25/10/08	Anglo Executes Guarantee Acceptance Deeds
09/10/08	Holding(s) in Company
01/10/08	Total Voting Rights
30/09/08	Blocklisting Interim Review
23/09/08	Director/PDMR Shareholding
23/09/08	Director/PDMR Shareholding
05/09/08	Disposal
03/09/08	Total Voting Rights
13/08/08	Interim Management Statement

01/08/08	Holding(s) in Company
01/08/08	Total Voting Rights
01/08/08	Director/PDMR Shareholding
17/07/08	Holding(s) in Company
17/07/08	Holding(s) in Company
16/07/08	Holding(s) in Company
15/07/08	Holding(s) in Company